UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Hall of Fame Resort & Entertainment Company

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

40619L102

(CUSIP Number)

Stephen M. Cohen, Esq.

Lauren W. Taylor, Esq.

Fox Rothschild LLP

2000 Market Street, 20th Floor

Philadelphia, PA 19103

(215) 299-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40619L102	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON James J. Dolan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,136,643 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 5,136,643 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 5,136,643 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%[1]
14	TYPE OF REPORTING PERSON IN

[1]	For purposes of this Schedule 13D filing, the percentages reported are based on 35,319,947 shares (consisting of (i) 31,819,076 shares of Common Stock outstanding immediately following the consummation of the Business Combination (defined below) as reported in the Form 8-K filed by the Issuer (defined below) with the Securities and Exchange Commission (“SEC”) on July 8, 2020, plus (ii) 3,457,393 shares of Common Stock issuable to the Reporting Person upon the exercise of certain warrants transferred by GPAQ (defined below) to the Reporting Person, which warrants are not currently exercisable but will be exercisable within 60 days, plus (iii) 43,478 shares of Common Stock issuable to the Reporting Person upon the conversion of a certain convertible note issued by the Issuer to the Reporting Person upon conversion of certain loans by the Reporting Person to GPAQ).

CUSIP No. 40619L102	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Gordon Pointe Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,136,643 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 5,136,643 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 5,136,643 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102	Page 4 of 10 Pages

ITEM 1. SECURITY AND ISSUER

This Schedule 13D is filed by James J. Dolan (“Dolan”) and Gordon Pointe Management, LLC (“Sponsor” and, together with Dolan, the “Reporting Persons”) relating to the Common Stock, $0.0001 par value (the “Common Stock”), of Hall of Fame Resort & Entertainment Company, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2626 Fulton Drive NW, Canton, OH 44718.

ITEM 2. IDENTITY AND BACKGROUND

(a) The persons filing this Schedule 13D are James J. Dolan and Gordon Pointe Management, LLC, a Florida limited liability company.

(b) The business address of the Reporting Persons is 780 Fifth Avenue, South Naples, FL 34102.

(c) Prior to the Business Combination (defined below), HOF Village, LLC, a Delaware limited liability company (“HOF Village”), was a resort and entertainment company located in Canton, Ohio, leveraging the power and popularity of professional football in partnership with the National Football Museum, Inc., an Ohio nonprofit corporation doing business as the Pro Football Hall of Fame (“PFHOF”). HOF Village was formed in 2015 by initial equity members IRG Canton Village Member, LLC, a Delaware limited liability company (“IRG Member”), and Hall of Fame Village, Inc., an Ohio corporation (which transferred its membership interest to its parent, PFHOF, in 2019). M. Klein & Associates, Inc. (“MKA”), a New York corporation wholly-owned by Michael Klein (“Klein”), became a member of HOF Village in 2018. As a result of the Business Combination, HOF Village became a stockholder of the Issuer and a vehicle for holding certain of the indirect interests in the Issuer by IRG Member, PFHOF, MKA, and others.

As described further in Item 6 below, Dolan is the managing member of Sponsor. Sponsor is a party with others to certain agreements relating to the Business Combination. As a result of these agreements, HOF Village, IRG Canton Village Manager, LLC (as manager of HOF Village), IRG Member, and PFHOF (collectively, the “Separately Filing Persons”) may be deemed to be members of a “group” with the Reporting Persons within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Exhibit 99.1 attached hereto sets forth certain information regarding the Separately Filing Persons as required by Item 2 of Schedule 13D to the extent such information is available to the Reporting Persons. The Reporting Persons understand that each of the Separately Filing Persons intends to file a Schedule 13D report pursuant to Rule 13d-1(k)(2) under the Exchange Act containing their required information. The Reporting Persons assume no responsibility for the information contained in such reports filed by the Separately Filing Persons. The Reporting Persons disclaim beneficial ownership of the shares held separately by the Separately Filing Persons. The information contained in this Schedule 13D concerning the Separately Filing Persons is based solely on documents filed with the SEC by the Separately Filing Persons and other information provided by the Issuer.

CUSIP No. 40619L102	Page 5 of 10 Pages

(d) During the last five years, the Reporting Persons have not been convicted in any criminal proceedings.

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) Dolan is a resident of Florida. Sponsor is a limited liability company under the laws of the State of Florida. As noted above, Dolan is the managing member of Sponsor. Sponsor has no other officers or directors.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons may be deemed to beneficially own 1,635,772 shares of Common Stock of the Issuer, certain warrants exercisable for 3,457,393 shares of Common Stock and 43,478 shares of Common Stock of the Issuer issuable upon the conversion of a certain convertible note issued by the Issuer to the Reporting Person upon conversion of certain loans by the Reporting Person to GPAQ (as defined below). The Reporting Persons did not expend any funds to acquire Common Stock or warrants of the Issuer. Rather, as a result of the consummation of the Business Combination (defined below) on July 1, 2020, the Reporting Persons acquired an indirect beneficial ownership of Common Stock of the Issuer and certain warrants exercisable that were issued to Sponsor in exchange for Sponsor’s interest in Gordon Pointe Acquisition Corp. (“GPAQ”), a Delaware corporation that was, immediately prior to the Business Combination, approximately 50.8% owned by Sponsor. Sponsor also owned certain warrants to purchase additional GPAQ shares which, upon consummation of the Business Combination, became warrants to purchase the Issuer’s Common Stock. In conjunction with the Business Combination, certain loans by the Reporting Person to GPAQ were converted into a convertible note issued by the Issuer to the Reporting Person, which convertible notes may be converted into 43,478 shares of Common Stock of the Issuer pursuant to the terms of such convertible note.

ITEM 4. PURPOSE OF TRANSACTION

In July 2019, HOF Village was introduced to GPAQ which, at that time, was a special purpose acquisition company publicly-traded on the NASDAQ Capital Market under the symbol “GPAQ.” HOF Village was seeking additional capital to carry out its business plan to become a premier resort and entertainment venue. Following extensive discussions, on September 16, 2019, Issuer, HOF Village, PFHOF, GPAQ, and others entered into a definitive agreement and plan of merger (as amended, the “Merger Agreement”) which was subject to a number of closing conditions including the approval of GPAQ’s stockholders. A meeting of GPAQ’s stockholders was held on June 30, 2020, at which time the stockholders approved the Merger Agreement. All other closing conditions have been satisfied or were waived.

CUSIP No. 40619L102	Page 6 of 10 Pages

On July 1, 2020, the parties described above consummated the mergers contemplated by the Merger Agreement (“Consummation”). As a result, among other things, (a) GPAQ Acquiror Merger Sub, Inc., a wholly-owned subsidiary of the Issuer, was merged with and into GPAQ, with GPAQ continuing as the surviving entity and a wholly-owned subsidiary of the Issuer, (b) Sponsor and the other stockholders of GPAQ became stockholders of the Issuer, (c) all of the assets and liabilities of HOF Village were transferred to HOF Village Newco, LLC, a Delaware limited liability company (“Newco”), (d) GPAQ Company Merger Sub, LLC, another wholly-owned subsidiary of the Issuer, was merged with and into Newco with Newco continuing as the surviving entity and a wholly-owned subsidiary of the Issuer, and (e) HOF Village and PFHOF became stockholders of the Issuer. We refer to such transactions as the “Business Combination.” For further information regarding the foregoing transactions, please Form 8-K filed by the Issuer with the SEC on July 8, 2020 and the reports required by Section 13(d) of the Exchange Act filed by the Separately Filing Persons in connection with the Business Combination.

Simultaneously with the consummation of the initial public offering for GPAQ in 2018, Sponsor purchased an aggregate of 4,900,000 warrants, at a price of $1.00 per warrant, each exercisable to purchase one share of GPAQ’s Class A common stock at a price of $11.50 per Class A share. Subsequently but prior to the Business Combination, Sponsor transferred 35,000 GPAQ warrants to one of its employees. In connection with the consummation of the business combination on July 1, 2020, each of these GPAQ warrants was cancelled and exchanged for a warrant to purchase 1.421333 shares of the Issuer’s common stock at a price of $11.50 per share. In addition, in connection with the Business Combination, Sponsor transferred to HOF Village 50% of these Issuer warrants, which are exercisable to purchase 3,457,393 shares of the Issuer’s common stock.

As noted in Item 6, pursuant to the Director Nominating Agreement (defined below), Sponsor became entitled to designate one individual to serve as a director of the Issuer. In connection with the Business Combination, Sponsor appointed Dolan as its designee to the board of directors of the Issuer.

Presently, the Reporting Persons have no intention or plan to undertake any of the actions enumerated in Item 4 of Schedule 13D. The Reporting Persons will routinely monitor its investment in the Issuer with regard to a wide variety of factors that affect investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer’s Common Stock and other securities, the Issuer’s operations, assets, prospects, and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market, and industry conditions, as well as other investment considerations. These considerations and other factors may result in the Reporting Persons’ consideration of alternatives with respect to its investment in the Issuer. Based on its analysis of investment considerations, the Reporting Persons may (i) sell, trade, or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, (ii) consider and/or implement various alternatives to maximize the value of its investment in the Issuer, or (iii) take any other lawful actions it deems to be in its best interests, subject – in each case – to the restrictions imposed by the Merger Agreement and/or certain other agreements described herein and the securities laws. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the alternatives mentioned above.

CUSIP No. 40619L102	Page 7 of 10 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Number of shares: 5,136,643 shares

Percentage of shares: 14.5%

(b)	Sole power to vote or direct the vote: 5,136,643 shares

Shared power to vote or direct the vote: 0 shares

Sole power to dispose or to direct the disposition: 5,136,643 shares

Shared power to dispose or direct the disposition: 0 shares

Exhibit 99.1 attached hereto sets forth certain information regarding the Separately Filing Persons, as required by Item 5 of Schedule 13D.

(c)	Except for the issuances of the Issuer’s shares and the transfer of certain warrants exercisable for the Issuer’s shares described above in Items 3 and 4 above, there have been no transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer during the preceding 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As noted above in Item 4, on September 16, 2019, the Issuer and others initially entered into the Merger Agreement, which provided for, among other things, the Reporting Persons’ acquisition of the Common Stock. A copy of the Merger Agreement is attached hereto as Exhibit 99.3; the amendments to such Merger Agreement are attached hereto as Exhibits 99.4, 99.5, and 99.6.

In connection with the consummation of the Merger Agreement, Sponsor has become a party to a number of agreements.

Lock-Up Agreement. At Consummation, Sponsor and certain other parties each entered into a Lock-Up Agreement with the Issuer (the “Lock-Up Agreement”). Under the Lock-Up Agreement, each holder agreed not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, sell any option or contract to purchase, grant any option, right or warrant, make any short sale, or otherwise transfer or dispose of or lend its portion of any Common Stock (or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, Common Stock) for a period after Consummation ending on the date that is the later of (i) 180 days after Consummation, and (ii) the expiration of the “Founder Shares Lock-up Period” under the Letter Agreement, dated January 24, 2018 among GPAQ, its officers, directors, and initial shareholders, and Sponsor. The Lock-Up Agreement is attached hereto as Exhibit 99.7.

CUSIP No. 40619L102	Page 8 of 10 Pages

Director Nominating Agreement. The Issuer, HOF Village, PFHOF, and Sponsor have entered into a Director Nominating Agreement (the “Director Nominating Agreement”), which provides that the Issuer shall take all necessary action to set the size of its board of directors (the “Board”) at 11 members, a majority of whom shall be independent directors in accordance with Nasdaq requirements. The Board will be made up of three classes: Class A Directors who shall serve for an initial one-year term, Class B Directors who shall serve for an initial two-year term, and Class C Directors who shall serve for an initial three-year term. The following individuals will be directors as of the Effective Time: (i) Michael Klein, Edward J. Roth III, and Mary Owen, who are expected to be Class A Directors; (ii) Stuart Lichter, Karl Holz, Curtis Martin, and David Dennis, who are expected to be Class B Directors; and (iii) James Dolan, Michael Crawford, Kimberly Schaefer, and Anthony Buzzelli will be Class C Directors. The Director Nominating Agreement further provides that (i) so long as Sponsor beneficially owns 85% of the total number of shares of the Common Stock held by it as of the Effective Time, Sponsor will have the right to designate one individual to be appointed or nominated for election to the Board, (ii) so long as HOF Village beneficially owns at least 85% of the total number of shares of the Common Stock held by it as of the Effective Time, HOF Village will have the right to designate up to four individuals to be appointed or nominated for election to the Board, one of whom must be Michael Klein and one of whom must qualify as an independent director under the Nasdaq rules (or up to (a) three individuals, if it owns less than 85% but at least 65%, (b) two individuals, if it owns less than 65% but at least 45%, or (c) one individual, if it owns less than 45% but at least 15%), and (iii) so long as PFHOF beneficially owns at least 85% of the total number of shares of the Common Stock held by it as of the Effective Time, PFHOF will have the right to designate up to one individual to be appointed or nominated for election to the Board. HOF Village and PFHOF may each designate one individual to serve as a Board non-voting observer (in the case of HOF Village, so long as HOF Village beneficially owns at least 15% of the total number of shares of Common Stock held by it as of the Effective Time and, in the case of PFHOF, so long as PFHOF beneficially owns at least 85% of the total number of shares of Common Stock held by it as of the Effective Time), who will initially be Richard Klein and Randall C. Hunt, respectively.

In addition, the Director Nominating Agreement provides that each of HOF Village, PFHOF, and Sponsor shall take all necessary and desirable actions within such party’s control (including voting or causing to be voted, whether at a meeting of stockholders or by written consent or otherwise, all of the Issuer’s voting securities now or hereafter directly or indirectly owned by such party) (a) to cause the applicable nominees of HOF Village, PFHOF, and Sponsor to be appointed (and where applicable, elected) as directors, and (b) against their removal from office unless such removal is directed or approved by the party responsible for such director’s nomination. The Director Nomination Agreement is attached hereto as Exhibit 99.8.

In light of the Director Nominating Agreement, the Reporting Persons may be deemed to be a member of a group with PFHOF, IRG Member, and HOF Village. See Exhibit 99.1 for the beneficial ownership of the Separately Filing Persons. All of the beneficial ownership data stated in this Schedule 13D (except in Exhibit 99.1) states such beneficial ownership without regard to any such group.

CUSIP No. 40619L102	Page 9 of 10 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.1:	List of Separately Filing Persons
Exhibit 99.2:	Agreement and Plan of Merger, dated September 16, 2019, by and among the Issuer, HOF Village, PFHOF, GPAQ and others (incorporated by reference to Exhibit 2.1 to GPAQ’s Current Report on Form 8-K, filed September 17, 2019).
Exhibit 99.3:	Amendment No. 1 to Merger Agreement, dated November 6, 2019, by and among the Issuer, HOF Village, PFHOF, GPAQ and others (incorporated by reference to Exhibit 2.2 to GPAQ’s Current Report on Form 8-K, filed November 8, 2019).
Exhibit 99.4:	Amendment No. 2 to Merger Agreement, dated March 10, 2020, by and among the Issuer, HOF Village, PFHOF, GPAQ and others (incorporated by reference to Exhibit 2.1 to GPAQ’s Current Report on Form 8-K, filed March 16, 2020).
Exhibit 99.5:	Amendment No. 3 to Merger Agreement, dated May 22, 2020, by and among the Issuer, HOF Village, PFHOF, GPAQ and others (incorporated by reference to Exhibit 2.1 to GPAQ’s Current Report on Form 8-K, filed May 28, 2020).
Exhibit 99.6:	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to GPAQ Acquisition Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-234655) filed on November 12, 2019).
Exhibit 99.7:	Form of Director Nominating Agreement (incorporated by reference to Exhibit 10.2 to Post-Effective Amendment No. 1 to GPAQ Acquisition Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-234655) filed on March 10, 2020)
Exhibit 99.8:	Joint Filing Agreement

CUSIP No. 40619L102	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of July, 2020

James Dolan	Gordon Pointe Management, LLC

/s/ James Dolan	By:	/s/ James Dolan
James Dolan, its managing member